Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

USA Compression Partners, LP:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of USA Compression Partners, LP of our report dated February 13, 2012, with respect to the consolidated balance sheets of USA Compression Partners, LP as of December 31, 2011 and 2010, and the related consolidated statements of operations, partners’ capital, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the January 7, 2012 registration statement (No. 333-174803) on Form S-1/A of USA Compression Partners, LP. Our report refers to the Partnership’s change in controlling ownership on December 23, 2010, which resulted in a new cost basis for the Partnership.

/s/ KPMG LLP

Dallas, Texas

March 11, 2013